June 23, 2005




Frank A. Pici
Executive Vice President and Chief Financial Officer
Penn Virginia Corporation
Three Radnor Corporate Center, Suite 230
100 Matsonford Road
Radnor, PA 19087

      Re:	Penn Virginia Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed on March 11, 2005
      Response Letter Dated June 13, 2005
      File number 1-13283


Dear Mr. Pici:

      We have reviewed your response letter and have the following comment. Our review has been limited to those matters specifically addressed in this letter and the letter dated June 1, 2005. As indicated, we think you should file a Form 8-K in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or filing a Form 8-K is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 51

Note 4 - Acquisitions, page 65

Coal Royalty and Land Management, page 65

1. We have considered your response to our comment two in our letter dated June 1, 2005; however, given the significance of this acquisition to your financial statements, which include the consolidated financial statements of Penn Virginia Resource Partners,
L.P., we continue to believe you should file a Form 8-K that includes the historical financial statements of Cantera Natural Gas LLC and related pro forma financial information. Although you followed the precise language of Item 2.01 of Form 8-K, which is applicable to "the registrant or any of its majority-owned subsidiaries," we believe this
Item also applies to consolidated subsidiaries. We consider this financial information relevant to investors for purposes of understanding how this acquisition will impact your future operations.

Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

      You may contact Yong Choi at (202) 551-3758 or Jenifer
Gallagher
at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3684 with any other questions.


Sincerely,


April Sifford
Branch Chief

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Frank A. Pici
Penn Virginia Corporation
June 23, 2005
Page 1




UNITED STATES
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